

March 19, 2015

Jaroslavna Tomsa
President
Jarex Solutions Corp.
Puces iela 47 dz.40, Riga
Latvia, LV-1082

> **Re: Jarex Solutions Corp.**
> **Registration Statement on Form S-1**
> **Filed February 23, 2015**
> **File No. 333-202234**

Dear Ms. Tomsa:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.   Please consider revising the disclosure on this page to state that you are offering up to five million shares of common stock to reflect the fact that this is a best efforts offering.

3.   Please delete the tabular presentation, which is not appropriate in the context of an offering to be conducted on a no minimum basis. Additionally, given the "no minimum" nature of the offering, please consider supplementing the disclosures on pages 6, 14, 15 and 19 to reflect assumed completion of ten percent and twenty five percent of the proposed offering, rather than presenting fifty percent of the offering as the minimum offering completion level.

Prospectus Summary

Jarex Solutions Corp., page 5

4.   Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page and on page 21 that your systems will be designed to operate as a stand-alone solution and that your president will design and create this software. Please revise these and other statements in your prospectus to state your intention to engage in these business activities and that there is no assurance you will be successful in developing a marketable product.

5.   Your disclosure states that you anticipate generating revenue during months 8-12 after this offering. In light of your lack of prior operations or history of generating revenues, please revise to provide the basis for your belief that you will generate revenues within the next 12 months. To the extent you have no reasonable basis for the anticipated revenue projections, please remove them.

Risk Factors

Risks Related to our Business, page 7

6.   We note that you intend to sell your shares outside of the United States and that your sole executive officer resides outside of the United States. Please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officer. This risk factor should address the risk U.S. stockholders face in:

•   effecting service of process within the United States on your officer;

•   enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officer;

•   enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officer; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officer.

    Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

7. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations.

Management's Discussion and Analysis or Plan of Operation, page 16

8. Please revise to remove the statement that you believe you will be able to raise enough money through this offering to continue your proposed operations. In this regard, we note that you are conducting this offering without a minimum component.

Liquidity and Capital Resources, page 20

9. Please disclose the current rate at which you use funds in your operations.

Description of Business

Competition, page 22

10. Please tell us the basis for your statement that most ANRP software developers are oriented in traffic control software or remove this statement.

Directors, Executive Officers, Promoter and Control Persons, page 23

11. Your disclosure states that Ms. Tomsa will design and create your software. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that will enable Ms. Tomsa to develop your software. Refer to Item 401(e)(1) of Regulation S-K.

Plan of Distribution

Procedures for Subscribing, page 29

12. Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

Item 13. Other Expenses of Issuance and Distribution, page 42

13.   The total offering expenses of $80,013.64 on this page exceeds the costs itemized in the table of expenses. Please advise or revise.

Exhibit 3.1

14.   We note that this exhibit appears to be a jpeg image. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file this exhibit in one of the correct document formats.

Exhibit 23.1

15.   Please revise to reference the auditor's report dated February 20, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551- 3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Harold P. Gewerter, Esq.
        Law Offices of Harold P. Gewerter, Esq., LTD